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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                                  ------------

                         For the Month of October 2003
                                Material Change

                                  ------------

                         (Commission File. No 0-20390).

                                  ------------

                           ID BIOMEDICAL CORPORATION
                 ---------------------------------------------
                 (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code:  604-431-9314
                                                           ---------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:        Form 20-F         40-F   X
                                                     -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                Yes:          No:   X
                                                     -----        -----


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ID Biomedical Corporation

                                 By:  /s/ Anthony Holler
                                     -------------------------------------------
                                     Anthony F. Holler, Chief Executive Officer

Date: October 9, 2003


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                          MATERIAL CHANGE REPORT UNDER

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

             AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION


ITEM 1.   REPORTING ISSUER

          STATE THE FULL NAME AND ADDRESS OF THE PRINCIPAL OFFICE IN CANADA OF THE REPORTING ISSUER

          ID Biomedical Corporation (the "Company")
          1510 - 800 West Pender
          Vancouver, BC
          V6C 2V6

          Telephone:        (604)  431-9314
          Fax:              (604)  431-9378

ITEM 2.   DATE OF MATERIAL CHANGE

          October 2, 2003.

ITEM 3.   PRESS RELEASE

          STATE THE DATE AND PLACE OF ISSUANCE OF THE PRESS RELEASE ISSUED PURSUANT TO SECTION 85(1) OF THE ACT

          A press release was issued by the Company on October 2, 2003 at Vancouver, British Columbia.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          PROVIDE A BRIEF BUT ACCURATE SUMMARY OF THE NATURE AND SUBSTANCE OF THE MATERIAL CHANGE.

          The Company announced that it had withdrawn its previously announced offering of 5,000,000 common shares.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          The Company announced that it had withdrawn its previously announced offering of 5,000,000 common shares. As a result of general market conditions in the biotechnology industry, financing terms available to the Company were unacceptable.


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          As a result of the significant decline in the biotechnology sector, the Company's valuation requirements were not met by the market.

          The Company has over $40 million in cash as a result of a May, 2003 financing and intends to continue to aggressively develop its lead products, the FluINsureTM vaccine and the StreptAvaxTM vaccine. The Company will also pursue its stated business objectives prudently and in the best long term interests of its shareholders.

ITEM 6.   RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

          IF THE REPORT IS BEING FILED ON A CONFIDENTIAL BASIS IN RELIANCE ON
          SECTION 85(2) OF THE ACT, STATE THE REASONS FOR SUCH RELIANCE

          This report is NOT being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.   SENIOR OFFICERS

          For further information please contact:

          Name:      Todd R. Patrick
          Title:     President/Chief Operating Officer
          Telephone: (425) 482-2601

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material changes referred to herein.

          DATED at Vancouver, British Columbia, this 9th day of October, 2003.


                                             --------------------------------
                                             Deborah Bowers,
                                             Corporate Secretary


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